                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 2)

                       INDUSTRIAL SCIENTIFIC CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  45631G-10-6
                                 (CUSIP Number)

       Robert K. Morris                               James J. Barnes
  Reed, Smith, Shaw & McClay                      Buchanan Ingersoll P.C.
       435 Sixth Avenue                        One Oxford Centre, 20th Floor
     Pittsburgh, PA 15219                             301 Grant Street
         412/288-3126                               Pittsburgh, PA 15219
                                                         412/562-1415

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 21, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
   ABOVE PERSONS:

   Kent D. McElhattan
   SSN: ###-##-####
 -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [X]
                                                                    (b) [_]
 -------------------------------------------------------------------------------
3  SEC USE ONLY

 -------------------------------------------------------------------------------
4  SOURCE OF FUNDS BK, OO

 -------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
   OR 2(e)                                                              [_]

 -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   of America
--------------------------------------------------------------------------------

    Number of Shares            7          SOLE VOTING POWER
 Beneficially Owned by                     0
                        --------------------------------------------------------

 Each Reporting Person          8          SHARED VOTING POWER
          With                             2,440,790*
                        --------------------------------------------------------
                                9          SOLE DISPOSITIVE POWER
                                           0
                        --------------------------------------------------------
                                10         SHARED DISPOSITIVE POWER
                                           2,440,790*
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,440,790 Shares*
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

* Includes 1,000 shares issuable upon the exercise of stock options held by Kenton E. McElhattan and 1,940 shares issuable upon the exercise of stock options held by Kent D. McElhattan, as to which the Reporting Person disclaims beneficial ownership. The Reporting Person also disclaims beneficial ownership of shares of Common Stock held by each other Reporting Person.

1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
   ABOVE PERSONS

   Kenton E. McElhattan
   SSN: ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   BK, OO
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
                                7          SOLE VOTING POWER

   Number of Shares
 Beneficially Owned by                     0
                        --------------------------------------------------------

 Each Reporting Person          8          SHARED VOTING POWER
          With
                                           2,440,790*
                        --------------------------------------------------------
                                9          SOLE DISPOSITIVE POWER

                                           0
                        --------------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                           2,440,790*
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,440,790 shares*
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                     [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

*Includes 1,000 shares issuable upon the exercise of stock options held by Kenton E. McElhattan and 1,940 shares issuable upon the exercise of stock options held by Kent D. McElhattan, as to which the Reporting Person disclaims beneficial ownership. The Reporting Person also disclaims beneficial ownership of shares of Common Stock held by each other Reporting Person.

1  NAMES OF REPORTING PERSONS S.S. OR I.R.S.
   IDENTIFICATION NOS. OF ABOVE PERSONS

   Florence L. McElhattan
   SSN:  ###-##-####
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [_]
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   BK, OO
------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
------------------------------------------------------------------------------
                                7          SOLE VOTING POWER
    Number of Shares
 Beneficially Owned by                     0
                        ------------------------------------------------------

 Each Reporting Person          8          SHARED VOTING POWER
          With
                                           2,440,790*
                        ------------------------------------------------------
                                9          SOLE DISPOSITIVE POWER

                                           0
                        ------------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                           2,440,790*
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,440,790 shares*
------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100%

------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
-----------------------------------------------------------------------------


*Includes 1,000 shares issuable upon the exercise of stock options held by Kenton E. McElhattan and 1,940 shares issuable upon the exercise of stock options held by Kent D. McElhattan, as to which the Reporting Person disclaims beneficial ownership. The Reporting Person also disclaims beneficial ownership of the shares of Common Stock held by each other Reporting Person.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                              Kent D. McElhattan,

                              Kenton E. McElhattan

                                      and

                             Florence L. McElhattan

                           Pursuant to Section 13(d)

                     of the Securities Exchange Act of 1934

                                 in respect of

                       INDUSTRIAL SCIENTIFIC CORPORATION

     This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of Kent D. McElhattan, Kenton E. McElhattan and Florence L. McElhattan (each, a "Reporting Person" and collectively, the "Reporting Group") relating to the common stock, par value $.01 per share (the "Common Stock"), of Industrial Scientific Corporation, a Pennsylvania corporation (the "Company").

     This Amendment is being filed in connection with the consummation of the merger (the "Merger") of ISC Acquisition Corporation ("Acquisition") with and into the Company. The Merger was consummated on May 21, 1999, effective upon the filing of Articles of Merger with the Department of State of the Commonwealth of Pennsylvania (the "Closing"). Immediately prior to the Closing, Acquisition entered into a Loan Agreement, dated as of May 21, 1999, with PNC Bank, National Association, on substantially the same terms contained in the Commitment.

     Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first paragraph and adding the following at the beginning thereof:

     (a) - (b) As of the date hereof, there were outstanding 2,437,850 shares of Common Stock. As of the date hereof, the Reporting Persons beneficially own 100% of the issued and outstanding Common Stock. Each member of the Reporting Group disclaims beneficial ownership of shares of Common Stock held for the benefit of other members of the Reporting Group.

                                   SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999                                /s/ Kent D. McElhattan
                                                   -----------------------------
                                                   Kent D. McElhattan



                                                   /s/ Kenton E. McElhattan
                                                   -----------------------------
                                                   Kenton E. McElhattan



                                                   /s/ Florence L. McElhattan
                                                   -----------------------------
                                                   Florence L. McElhattan